[LETTERHEAD OILSANDS QUEST INC.]

July 29, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oilsands Quest Inc. Application For Withdrawal of the Withdrawal Request filed on July 22, 2010 for filing with an incorrect EDGAR tag

Ladies and Gentlemen:

Oilsands Quest Inc. (the “Registrant”) hereby requests that its Rule 477 registration withdrawal request (the “Request”) filed on July 22, 2010 with the Securities and Exchange Commission be withdrawn. The Request was intended to withdraw an amendment and was inadvertently submitted pursuant to the EDGAR tag “RW” when it was filed on the EDGAR system. The Request should have been filed under the EDGAR tag “AW.”  The Registrant intends to refile the Request as soon as possible under the correct tag.

If you have any questions with respect to this request, please call Andrew J. Foley, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant, at (212) 373-3078.

Sincerely,

OILSANDS QUEST INC.

By:	/s/ Leigh Peters
Name: Leigh Peters
Title: Vice President, Legal

cc:           Doug Brown, U.S. Securities and Exchange Commission
Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP